UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0721 Expires: July 31, 2022 Estimated average burden hours per response... 639.34

FORM 1-SA

☒ SEMI ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Circle of Wealth Fund III LLC

(Exact name of issuer as specified in its charter)

Idaho	83-2684731
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

701 E Front Ave, Floor 2, Coeur d’Alene, ID 83814

(Full mailing address of principal executive offices)

800-971-5988

(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “Fund,” “we,” “us” or “our” or similar terms refer to Circle of Wealth Fund III LLC, an Idaho limited liability company and references to our “Manager” refer to Secured Investment Corp., a Wyoming corporation, our manager.

Item 1. MANAGER’S ANALYSIS AND DISCUSSION OF THE FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Manager’s Discussion and Analysis contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated April 6, 2020, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results and financial condition.

https://www.sec.gov/Archives/edgar/data/1762825/000173112220000349/e1852partiiandiii.htm

You should read the following discussion in conjunction with the Company’s unaudited financial statements and the related notes elsewhere in this semi-annual report. The financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 are unaudited and have not been reviewed, and do not include year- end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

The Company was formed on November 26, 2018 and has a limited operating history. The Company engages in nationwide business purpose lending secured by non-owner-occupied properties and direct investment in real property in and around Spokane, Washington and Coeur d’Alene, Idaho. We utilize an investment strategy that is designed to safeguard our capital through what we believe to be adequate collateral on loans we make and have developed a detailed value analysis designed to produce attractive risk- adjusted returns. We directly manage the servicing and operational oversight of our assets through our Manager, Secured Investment Corp., rather than delegate those responsibilities to a third party.

Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services for the Company. Therefore, the Company does not currently have any employees and there is no intention hire any in the future.

Results of Operations – For the six months ending June 30, 2021

As of June 30, 2021, the Company’s cash balance was $436,753, loans receivables were $2,702,199, and interest receivable was $23,653. The total assets were $3,711,423. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2021, included elsewhere in this semiannual report. In addition, as of June 30, 2021, revenue from mortgage interest was $126,972, revenue from the gain on sale of loans was $54,601, with loan origination fee income and closing fee income of $31,821 and late fee revenue at $4,209. The Company had operating expenses at $211,551 to include asset management fees, performance fees, provisions for loan losses, audit and tax professional fees, legal fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2021, of $120,960.

As of June 30, 2021, the Company held 25 senior secured loans with an outstanding principal balance to borrowers of $2,739,376.

The Company continued to acquire real property assets during this period. As of June 30, 2021, the Company held the following real property assets: 24 E 6th St, Deer Park, WA 99006; 5441 N Addison, Spokane WA 99207; and, 2018 E 11th Ave, Spokane WA 99202. These properties are in various stages of rehabilitation, and the Company’s intent is to sell the properties.

We are working diligently to deploy our cash on hand by originating new senior secured loans through our Manager’s expanding pipeline of borrower applications and real property acquisition targets.

The cash balance may not be sufficient to fund the limited levels of operations for any period of time. In order to execute the plan of operations, the Company will require varying amounts of capital based on the loans and/or properties the Company intends to fund or acquire. The Company intends to continuously offer Membership Interests to Investors on an ongoing basis to operate is business plan.

In March 2020, in connection with the novel coronavirus pandemic and the related government forbearance programs, we received hardship forbearance requests from several borrowers. Many borrowers mistakenly believed that their loans were subject to these government protections, when in reality our business purpose investment loans are beyond the scope of the government’s coronavirus pandemic relief programs. However, we reviewed each hardship request on an individual basis and did grant temporary forbearance in several instances. The relief granted gave borrowers a temporary reprieve from monthly payments, with the skipped payments coming due at the maturity of the loan. As of June 30, 2021, all of the loans that were granted temporary forbearance were performing, with borrowers having resumed all required payments.

An important investment strategy of the Company is to sell originated notes to third parties, thereby freeing up the Company’s capital to make additional loans. In connection with the novel coronavirus pandemic and the related pausing of credit markets, certain industry loan purchasers ceased purchasing of new loans from the Company and there can be no assurance that that trend will not continue. We believe we have been able to limit the impact of this development by relying on and expanding our network of individual third-party loan purchasers. At the time of filing this semiannual report, most of our industry loan purchaser contacts have reengaged and may resume active loan purchasing, although there can be no such assurance. In order to further reduce the impact of tightening credit markets, our Manager has provided us with an unsecured line of credit of $750,000 at 9% per annum to facilitate the funding of originated loans in the event third party loan purchasers were not available. Additional terms and conditions of the line of credit and the Company’s usage of it are explained in greater detail in the notes to the financial statements in this semiannual report. As of June 30, 2021, there was no outstanding balance on the line of credit.

Several states have enacted temporary moratoriums on foreclosures and evictions that may impact the Company. We did not have any defaulted notes during the period covered by this semiannual report. However, the enacted moratoriums could negatively impact Company performance in the event of borrower defaults in the applicable states.

The Manager anticipates that other material trends or uncertainties, favorable or unfavorable, including economic conditions affecting the commercial and residential real estate industry and real estate generally, may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Results of Operations – For the six months ending June 30, 2020

As of June 30, 2020, the Company’s cash balance was $171,127, loans receivables at $826,782, and interest receivable of $7,068. The total assets were $1,241,765. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2020, included in the Company’s semiannual report previously filed in 2020. In addition, as of June 30, 2020, revenue from mortgage interest was $35,112, revenue from the gain on sale of loans was $10,474, with loan origination fee income and closing fee income of $16,996 and late fee revenue at $1,000. The Company had operating expenses of $50,578 to include asset management fees, performance fees, provisions for loan losses, audit and tax professional fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2020, of $13,004.

As of June 30, 2020, the Company held 8 senior secured loans with an outstanding principal balance to borrowers of $838,178.

The Company acquired its first real property asset on June 29, 2020, at 1316 W Decatur, Spokane, WA. This property was subsequently rehabilitated and sold.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the sale of Membership Interests, cash flow from operations, net proceeds from loan repayments and sales, net proceeds from sales of real estate acquisitions, and borrowings under credit facilities. The Company hopes to receive income from the loans it makes in the form of interest, fee and points, and in some situations, profit sharing in certain equity transactions. A loss reserve may be maintained by the Company, as determined by the Manager, in its sole and absolute discretion.

As of the date of this semiannual report, we anticipate that adequate cash will be generated from operations to finance our operating and administrative expenses. However, our ability to support our operations is subject to some uncertainties. Our ability to generate capital is largely dependent upon demand for our senior secured loans (both from borrowers and loan purchasers) and the eventual performance of the borrowers on our senior secured loans. Both demand and borrower performance can be impacted by economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our real property assets is also dependent upon the state of the real estate markets in Spokane, Washington and Coeur d’Alene, Idaho, including the ability of potential buyers to obtain financing at reasonable rates. If cash flow from operations is insufficient, then we may seek to utilize our unsecured line of credit or partially leverage the real property assets we hold to increase liquidity. Importantly, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

The Company will likely have liquidity problems if it cannot continue to raise sufficient funds to operate. Liquidity problems will limit the Company’s diversification in terms of type, number and size of loans we make and real property we are able to acquire. As mentioned above, liquidity is further impacted by performance of the specific loans we make and real property assets we acquire. The Company intends to continuously offer Membership Interests to Investors on an as needed basis to operate its business plan.

In addition, in order to execute the plan of operations, the Company will require varying amounts of capital based on the loans and/or properties the Company intends to fund or acquire. Potential future sources of capital include secured or unsecured financings from our Manager, banks, or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations described throughout this semiannual report. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our guidance line of credit from our Manager, and there is no assurance that such sources of financing will be available on favorable terms or at all. The Company intends to fund the rescission offer with $100,000 of cash on hand and $525,000 of additional funds from the Manager, for further details see Note 9 of the Notes to the unaudited financial statements included in this semiannual report.

Liquidity and capital resources may also be negatively impacted by industry loan purchasers ceasing or limiting their operations due to the ongoing impacts of the novel coronavirus pandemic and associated tightening of credit markets. Our inability to raise substantial funds would increase the Company’s fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

The novel coronavirus pandemic has created economic uncertainties that continue to have an adverse impact on economic and market conditions. This is especially true as there has been a global outbreak of a new strain of coronavirus. The worldwide impact of the of the pandemic has been significant and will likely remain so for some time, resulting in material uncertainty and risk with respect to the Company’s future performance and future financial results. We have identified the following impacts on our outlook caused by the coronavirus pandemic that may adversely affect our business, as well as weakness in the real estate market generally: foreclosure moratoriums, reduced number of industry buyers of our real estate loans, and borrower hardship forbearances as mentioned in our results of operations, which could result in reduced values for real estate and higher cap rates.

We do not know how long the pandemic will last or how its effects will ripple through the American economy. We will continue to manage for the highest possible originations, home sales, and occupancies and we will continue to work closely with residents, affected by COVID-19, to create realistic and agreeable payment plans where necessary. These efforts coupled with aggressive expense control management will create the best possible position for our assets during this uncertain time.

Furthermore, we will extend a rescission offer to purchasers of our membership interests due to an omission in an earlier version of our Offering Circular to state that affiliates of ours entered into a settlement agreement with the Washington Division of Financial Institutions for violations of the registration provisions of the Washington Business Opportunities Fraud Act and certain litigation settled in Utah in 2009. Pursuant to the rescission offer, purchasers may request a refund of their investment plus statutory interest by notifying us of their decision to do so during a specified time period. If a significant number of purchasers elect to accept the offer to rescind their purchases, our liquidity would be adversely affected to the extent of such rescissions.

We believe our strategy of lending on secured non-owner-occupied properties and direct investment in real property in and around Spokane, Washington and Coeur d’Alene, Idaho, will leave the Company well situated to endure potential economic slowdowns due to the relatively stable nature of the residential real estate markets, but there can be no guarantee of this and our actual results could be materially different.

Off-balance Sheet Arrangements

As of June 30, 2021, and December 31, 2020, we had no off-balance sheet arrangements.

Item 2. OTHER INFORMATION

None.

REPORT OF FINANCIAL STATEMENTS

CIRCLE OF WEALTH FUND III, LLC

June 30, 2021 and 2020

Item 3. FINANCIAL STATEMENTS

Index to Unaudited Financial Statements of Circle of Wealth Fund III, LLC

Circle of Wealth Fund III, LLC

Balance Sheets (unaudited)

	As of June 30,	As of December 31,
	2021	2020

ASSETS
Cash and cash equivalents	$436,753	$90,388
Mortgage interest receivable	23,653	17,923
Mortgage loans receivable held for sale, net	2,702,199	1,964,140
Interest-only strip receivables, net	53,709	35,363
Prepaid expenses	3,068	10,180
Real estate owned, net	492,041	270,042

Total assets	$3,711,423	$2,388,036

LIABILITIES
Accounts payable	$31,610	$11,776
Asset management fees payable	5,014	-
Performance fees payable	5,502	-
Subscription liability	167,000	31,000
Due to related party	19,451	19,451
Accrued dividend payable	3,834	1,262
State tax payable	5,929	283

Total liabilities	238,340	63,773

MEMBERS’ EQUITY
Membership interests, $1,000 par, 50,000 units authorized and 3,479.183 and 2,272.265 units outstanding as of June 30, 2021 and December 31, 2020, respectively	3,473,084	2,324,263

Total liabilities and members’ equity	$3,711,423	$2,388,036

See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Income (unaudited)

Six Months Ended June 30, 2021 and 2020

	2021	2020
REVENUES
Gain on sales of loans	$54,601	$10,474
Gain on sales of real estate owned	114,908	-
Mortgage interest income	126,972	35,112
Loan origination fee income	29,827	13,605
Closing fee income	1,994	3,391
Late fee and other income	4,209	1,000

Total revenues	332,511	63,582

OPERATING EXPENSES
Asset management fees	25,947	6,155
Performance fees	31,205	3,168
Provision for loan losses	6,992	2,464
Professional fees	59,931	26,738
Interest expense	-	1,040
Real estate owned expenses	36,708	-
Other operating expenses	50,768	11,013

Total operating expenses	211,551	50,578

NET INCOME	$120,960	$13,004

Income per unit attributable to members	$92.99	$63.38

Weighted average number of membership interests outstanding	3,214.277	753.413

Distributions declared per unit	$101.90	$20.10

See accompanying notes. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Circle of Wealth Fund III, LLC

Statements of Changes in Members’ Equity (unaudited)

Six Months Ended June 30, 2021 and 2020

			Retained
			Earnings	Total
	Membership Interest		(Accumulated	Members’
	Units	Amount	deficit)	Equity
December 31, 2020	2,272.265	$2,274,028	$49,235	$2,323,263
Proceeds from issuance of membership interest	1,302.521	1,300,758	-	1,300,758
Distributions declared on membership interest	-	-	(177,294)	(177,294)
Redemption of membership interest	(95.603)	(95,603)	-	(95,603)
Net income	-	-	120,960	120,960
June 30, 2021	3,479.183	$3,479,183	$(7,099)	$3,472,084

			Retained
			Earnings	Total
	Membership Interest		(Accumulated	Members’
	Units	Amount	deficit)	Equity
December 31, 2019	625.000	$625,000	$(8,215)	$616,785
Proceeds from issuance of membership interest	205.164	205,164	-	205,164
Distributions declared on membership interest	-	-	(16,667)	(16,667)
Redemption of membership interest	(1.000)	(1,000)	-	(1,000)
Net income	-	-	13,004	13,004
June 30, 2020	829.164	$829,164	$(11,878)	$817,286

See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Cash Flows (unaudited)

Six Months Ended June 30, 2021 and 2020

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$120,960	$13,004
Adjustments to reconcile net income to net cash provided by operating activities
Loan origination fee income	(29,827)	(13,605)
Provision for losses on loans	2,464	2,464
Gain on sales of loans	(54,601)	(10,474)
Change in operating assets and liabilities
Mortgage interest receivable	(5,730)	(6)
Interest-only strip receivables, net	(18,346)	(6,529)
Prepaids expenses	7,112	(21,440)
Accounts payable	19,834	(1,862)
Accrued liabilities	2,571	-
Asset management fees payable	5,014	441
Due to related party	(0)	455
Performance fees payable	5,502	1,554

Net cash used for operating activities	54,953	(35,997)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(1,722,025)	(1,722,025)
Proceeds from payoffs or sales of mortgage loans	1,065,930	1,347,627
Purchase of real estate	(221,999)	(185,616)

Net cash used for investing activities	(878,094)	(560,014)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on line of credit	5,646	400,000
Member subscriptions received	136,000	-
Members’ contributions	1,300,758	205,164
Members’ distributions	(177,294)	(16,667)
Members’ capital withdrawals	(95,603)	(1,000)

Net cash from financing activities	1,169,506	587,497

NET CHANGE IN CASH AND CASH EQUIVALENTS	346,365	(8,514)

CASH AND CASH EQUIVALENTS, January 1	90,388	179,641

CASH AND CASH EQUIVALENTS, June 30	$436,753	$171,127

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for taxes	$6,692	$-
Cash paid for Interest	$-	$1,040

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Members’ earnings distributions included in distributions payable	$-	$855

See accompanying notes.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 1 – Nature of Operations

Circle of Wealth Fund III, LLC (the “Fund”) is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund will continue indefinitely unless dissolved under provisions of the operating agreement at an earlier date.

Note 2 – Summary of Significant Accounting Policies

Cash and cash equivalents – The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Risks and uncertainties – The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Management estimates and related risks – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses, interest-only strip receivables on loans sold and fair value of real estate held and serving as collateral for Fund loans. Although these estimates reflect management’s best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund’s loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses could differ significantly from management’s current estimates.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Mortgage loans receivable – Mortgage loans, the majority of which the Fund intends to make available for sale to prospective investors, generally are stated at the lower of cost or fair value. Subordinate mortgage loans represent the Fund’s retained portion of certain mortgage loans sold to third-party buyers after having been originated by the Fund. The subordinate mortgage loans, which the Fund has the intent and ability to hold for the foreseeable future or to maturity, generally are stated at their outstanding principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses – Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for losses on loans to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Interest-only strip receivables – Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable sold to third-party investors after having been originated by the Fund. The value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the participation interest to be earned by the Fund for loans sold on a case-by-case basis. The interest-only strip rates earned by the Fund during the six months ended June 30, 2021 and 2020 ranged from 0% to 3%. The Fund sold and retained a beneficial interest in the interest only strip receivables of 30 loans totaling approximately $3,094,548 and 13 loans totaling approximately $948,632 during the six months ended June 30, 2021 and 2020, respectively.

Real estate owned – Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations.

Fair value measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value measurements (continued) – The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for impaired secured loans is determined using the sale comparison, income and other commonly used valuation approaches.

The following methods and assumptions were used to estimate the fair value of financial instruments:

●	Secured loans (Level 2 or Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

●	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

Deferred loan origination fees – Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees and other similar charges. As the majority of the Fund’s loans are held for sale, the Fund defers recognition of the fees until the loan is sold.

Income taxes – The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of June 30, 2020 and 2019, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Change in accounting principle - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenues from Contracts with Customers (Topic 606). The standards core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In effect, companies are required to exercise further judgment and make more estimates prospectively. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 was effective January 1, 2019 for the Fund. The Fund has evaluated the new guidance and determined that interest income and income from servicing mortgage loans are outside the scope of ASC No. 606. The Fund also determined that fee income on mortgage loan originations is outside the scope of ASC No. 606 as it continues to be accounted for in accordance with ASC No. 948. As a result, the adoption of ASU No. 2014-09 did not have a material impact on its financial statements.

Recent Accounting Pronouncements – In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Subsequent events – The Fund has evaluated subsequent events through September 28, 2020, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

Note 3 – Fund Provisions

The Fund is an Idaho limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and private placement memorandum for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 3 – Fund Provisions (continued)

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund’s merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

Profits and losses – Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Fund expenses – The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund’s tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets. For the years ended December 31, 2019, and 2018 the Manager elected to absorb all operating and administrative expenses of the Fund besides those which have been reflected in the Fund’s statement of income and changes in members’ equity.

Distributions – The Fund will make distributions of one hundred percent of net available proceeds from operations at least quarterly to all members. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) cumulative annual return. If returns are higher than 6% cumulative annual return, the remaining funds will be distributed 50% to the members in proportion to their membership interests and 50% to the Manager as a performance fee.

Liquidity, capital withdrawals and early withdrawals – There is no public market for interests of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for a return of capital at least 90 days prior to such withdrawal. Once the withdrawal is approved by the Manager, the Member may only withdraw up to 25% percent of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, the amount of Fund reserves and the Fund’s then-current financial condition.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 4 – Mortgage Loans Receivable

Mortgage loans receivable, net consisted of the following:

	As of June 30,	As of December 31,
	2021	2020

Mortgage loans receivable held for sale	$2,739,376	$1,995,674
Deferred loan origination fees	(22,485)	(23,834)
Allowance for loan losses	(14,692)	(7,700)

	$2,702,199	$1,964,140

Activity in the allowance for loan losses was as follows for the six months ended June 30, 2021 and 2020:

	As of June 30,	As of December 31,
	2021	2020
Allowance for loan losses:
Beginning balance as of January 1, 2021 and 2020	$7,700	$338
Provision for loan losses	6,992	7,362

Ending balance as of June 30, 2021 and 2020	$14,692	$7,700

Allocation of the allowance for loan losses by collateral type for the six months ended June 30, 2021 and 2020 consisted of the following:

	As of June 30,	As of December 31,
	2021	2020

Non-owner occupied residential (1-4 units)	$14,692	$7,700

There were no impaired loans as of June 30, 2021 and December 31, 2020.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 5 – Real Estate Owned

Real estate owned as of June 30, 2021 and December 31, 2020 consists of the following:

	As of June 30,	As of December 31,
	2021	2020

Real estate held	$-	$142,993
Real estate held for sale	492,041	127,049

	$492,041	$270,042

Real estate owned activity during the six months ended June 30, 2021 and as of December 31, 2020 was as follows:

	As of June 30,	As of December 31,
	2021	2020
Beginning balance	$270,042	$-
Purchase of real estate	431,298	432,578
Capitalized improvements	59,743	30,589
Sales of real estate owned	(269,042)	(193,125)

	$492,041	$270,042

Note 6 – Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Fund’s financial instruments measured at fair value on a recurring basis as of June 30, 2021:

	Level 1	Level 2	Level 3	Total

Interest-only strip receivables	$-	$-	$53,709	$53,709

	$-	$-	$53,709	$53,709

The following table sets forth by level, within the fair value hierarchy, the financial instruments measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total

Interest-only strip receivables	$-	$-	$35,363	$35,363

	$-	$-	$35,363	$35,363

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value Measurements (continued)

As of June 30, 2021, and December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, line of credit and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The methods and assumptions used to estimate the fair value of financial instruments are detailed in Note 2.

Note 7 – Related Party Transactions

Line of credit – In May 2020, the Fund entered into a line of credit agreement with the Manager with a maximum borrowing limit of $750,000. The line of credit is unsecured and can be used to facilitate the Fund in closing loans or acquiring properties and other general business purpose of the fund. The line of credit bears interest at the rate of 9%. There was no outstanding balance as of June 30, 2021 and 2020. Interest expense on the line of credit amounted to $9,440 for the year ended December 31, 2020.

Loan servicing fees – Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 100% of any late fees and all fees for payoff demand statements and related documents and return check charges. Loan servicing fees amounted to $2,780 and $682 for the six months ended June 30, 2021 and 2020, respectively.

Loan origination points – At the closing of a target asset, a borrower will pay origination points. The origination points shall be disbursed at the closing of a target asset in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund. The Fund recognized loan origination fees of $29,827 and $13,605 for the six months ended June 30, 2021 and 2020. Deferred loan origination fees of $22,485 and $8,594 for the six months ended June 30, 2021 and 2020 have been included in mortgage loans receivable, net on the accompanying balance sheet.

Asset management fees – The Manager earns asset management fees of 1.75% of the Fund’s total asset base as of the last day of the calendar quarter. The asset management fees are payable beginning on the first day of the first calendar quarter after the first deployment. Asset management fees earned by the Manager amounted to $25,947 and $6,155 for the six months ended June 30, 2021 and 2020.

Performance fees – As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees. Performance fees earned by the Manager amounted to $31,205 and $3,168 for the six months ended June 30, 2021 and 2020.

Operating expenses – The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund. For the six months ended June 30, 2021 and 2020, the Manager elected to absorb all operating and administrative expenses of the Fund besides those which have been reflected in the Fund’s statement of income and changes in members’ equity.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 7 – Related Party Transactions (continued)

Loan brokerage fees – For its services in connection with the selection and origination of Fund loans, the Manager charges loan brokerage fees to the borrowers. These fees are paid directly by the borrowers and are not expenses of the Fund.

Rehabilitation services – Arnold Professional Holdings, Inc. (APH), a Washington corporation, is owned by the Chief Executive Officer (CEO) of the Manager. APH is a Washington licensed, bonded and insured general contractor. APH provides general construction services to the Fund in the state of Washington, which may include repairing, renovating and improving real estate investments. APH will receive compensation for its services equal to cost plus twenty percent (20%) plus an additional fifteen percent (15%) bonus on the net profit from the sale of the real estate investment after deducting all costs (including rehabilitation expenses) and selling expenses.

During the six months ended June 30, 2021, 3 properties were purchased and incurred $39,772 in costs for rehabilitation services, including compensation as described above, to APH. During the six months ended June 30, 2020, one property was purchased but incurred no costs for rehabilitation services, including compensation as described above, to APH.

During the six months ended June 30, 2020, one property was purchased but incurred no costs for rehabilitation services, including compensation as described above, to APH.

Acquisition expenses – We are charged 2.4% of the purchase price for property acquisition by the Lee Arnold Team (LAT), a related company. This fee is a finder’s fee to LAT. If the property was purchased at auction, we pay LAT directly. If the property was purchased off the NMLS, the payment is taken care of on the closing HUD.

Selling expenses – The CEO of the Manager, is a licensed real estate agent with Keller Williams. The CEO will be retained as the exclusive listing agent for all real estate investments in the state of Washington. The Fund will pay the customary six percent (6%) real estate commission for all real estate investment sold to be shared equally by the listing agent and buyer’s agent unless otherwise agreed.

In addition, there will be instances where a real estate investment listing will be given to a licensed real estate agent in another market who pays a referral fee for the listing. It is not uncommon for a referring agent to receive a 20%-40% share of the commission which will be paid to the listing agent in that market.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 8 – Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages with the following characteristics as of June 30, 2021:

As of June 30,
2021
Number of secured loans outstanding	25
Total secured loans outstanding	$2,739,376
Average secured loan outstanding	$109,575
Average secured loan as a percentage of total loans	12.50%
Average secured loan as a percentage of members’ equity	3.15%
Largest secured loan outstanding	$214,500
Largest secured loan as a percentage of total loans	7.83%
Largest secured loan as a percentage of members’ equity	6.18%
Number of secured loans over 90 days past due in interest and still accruing	-
Number of secured loans in foreclosure	-
Approximate principal of secured loans in foreclosure	$-
Number of secured loans on non-accrual status	-
Approximate investment in secured loans on non-accrual status	$-
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	-
Approximate principal of secured loans over 90 days past maturity	$-
Number of states where security is located	14
Number of counties where security is located	20

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 8 – Loan Concentrations and Characteristics (continued)

The Funds’ secured loans are located in various states as follows:

	Loan Balances	Percentage

State
Ohio	$465,181	16.98%
Illinois	370,500	13.52%
New Jersey	336,800	12.29%
Pennsilivania	318,775	11.64%
Georgia	281,500	10.28%
Other *	966,620	35.29%

	$2,739,376	100%

The following categories of secured loans were held as follows:

First trust deeds or mortgages	$2,739,376

Loans by type of property
Non-owner occupied residential (1-4 units)	$2,739,376

The schedule below presents the status of the secured loans with regards to interest payments as follows:

Days outstanding
Current (0 to 30 days)	$2,739,376
31 to 90 days	-
91 days and greater	-

$2,739,376

The future maturities of secured loans are as follows:

Year ending December 31,

2021	$337,000
2022	2,327,195
2025	75,181

$2,739,376

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Commitments and Contingencies

Legal proceedings – The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

Recission Offer – The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The recission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the Membership Interests during the time they were held by the investor. The Fund intends to fund the rescission offer with $100,000 of cash on hand and $525,000 of additional funds from the Manager, pending completion of the rescission offer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Circle of Wealth Fund III LLC

By (Signature and Title) /s/ Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date September 30, 2021

CIRCLE OF WEALTH FUND III LLC

By:	/s/ Lee Aaron Arnold
Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date:	September 30, 2021